CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 12—Ratio of Earning to Fixed Charges

(In thousands)

	Years ended December 31
	2006	2005	2004	2003	2002
Interest expense and amortization of debt expense and premium	$54,028	$44,098	$41,407	$20,400	$23,974
Capitalized interest	617	461	398	403	603
Interest in rent expense	4,155	4,059	3,894	2,805	2,937

Total fixed charges	$58,800	$48,618	$45,699	$23,608	$27,514

Income before taxes and minority interest	$213,094	$174,883	$127,443	$116,965	$101,235

Plus:
Fixed charges	58,800	48,618	45,699	23,608	27,514
Amortization of capitalized interest	377	358	332	299	257
Distributed income from equity investment	6,668	5,528	3,541	2,970	4,670

Less:
Capitalized interest	(617)	(461)	(398)	(403)	(603)
Income in earnings from affiliates	(7,135)	(4,790)	(15,115)	(28,632)	(21,520)
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	4	91	(4)	(30)	(143)

Earnings as adjusted	$271,191	$224,227	$161,498	$114,777	$111,410

Ratio of earnings to fixed charges	4.6	4.6	3.5	4.9	4.0